GRASIM
ADITYA BIRLA GROUP

07023383

082-03322

RECEIVED
2007 MAY 10 A 6:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 20, 2007

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

Pursuant to Clause 47(f) of the Listing Agreement, we wish to inform you that the Company has designated **grasimshares@adityabirla.com** as the email id for the purpose of registering complaints by the investors. The same has also been displayed on the website of the Company.

Thanking you,

Yours faithfully,

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

Ashok Malu
Company Secretary

dlw 5/10

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)